SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)

General Growth Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

370023103

(CUSIP Number)

A.J. Silber

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 359-8598

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

July 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,202,506*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,202,506*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,202,506*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 3 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,202,506*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,202,506*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,202,506*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 4 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,330,291*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,330,291*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 173,330,291*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,330,291*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,330,291*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 173,330,291*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,330,291*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,330,291*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 173,330,291*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 7 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,330,291*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,330,291*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 173,330,291*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,330,291*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,330,291*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 173,330,291*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,094,965*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,094,965*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,094,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,918,096*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,918,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,918,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 11 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 398,374*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 398,374*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 398,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 12 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,291,650*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,291,650*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,291,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 13 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,956*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,956*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 91,956*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 14 of 43 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,814,630*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,814,630*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,814,630*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,821,495*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,821,495*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,821,495*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 16 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,932,785*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,932,785*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,932,785*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 17 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 18 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 19 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 20 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 21 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 22 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Split Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 23 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 24 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 251,932,326*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 251,932,326*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 251,932,326*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 25 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 26 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,706,486*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,706,486*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,706,486*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 27 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,137,292*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,137,292*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 133,137,292*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 28 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,444,210*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,444,210*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,444,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 29 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Office Properties Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 30 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1706065 Alberta ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 31 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holding Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 32 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 33 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Properties Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION [•]

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 34 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BOP (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,463,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,463,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 385,463,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 35 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II Subco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,000,412*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,000,412*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 53,000,412*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 36 of 43 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS New Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,999,129*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,999,129*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,999,129*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 389,202,506 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 40.0% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 14”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”), January 3, 2013 (“Amendment No. 7”), April 16, 2013 (“Amendment No. 8”), August 9, 2013 (“Amendment No. 9”), November 5, 2013 (“Amendment No. 10”), November 14, 2013 (“Amendment No. 11”), February 8, 2014 (“Amendment No. 12”) and February 6, 2015 (“Amendment No. 13”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 14 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 14 to Schedule 13D is being filed to update the beneficial ownership information in the Schedule 13D as a result of the Internal Restructuring Transactions (as defined in Item 4) including the removal of the persons identified in Item 5(e) as reporting persons on this Schedule 13D and the addition of certain persons identified in Item 2 as reporting persons on this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield US Corporation (“BUSC”), a Delaware corporation and a wholly-owned subsidiary of BUSHI;

(vi) Brookfield Property Group LLC (“BPG”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC;

(vii) Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”), a Delaware limited liability company and a wholly-owned subsidiary of BPG;

(viii) Brookfield Property Partners Limited (“BP Partners Limited”), an exempted company formed under the laws of Bermuda and the general partner of BPY (defined below);

37

(ix) Brookfield Property Partners LP (“BPY”), an exempted limited partnership formed under the laws of Bermuda and the general partner of Holding LP (defined below);

(x) Brookfield Property L.P. (“Holding LP”), an exempted limited partnership formed under the laws of Bermuda;

(xi) Brookfield Retail Holdings II Sub II LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xii) Brookfield Retail Holdings III Sub II LLC (“BRH III Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A Sub II LLC (“BRH IV-A Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xiv) Brookfield Retail Holdings IV-B Sub II LLC (“BRH IV-B Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xv) Brookfield Retail Holdings IV-C Sub II LLC (“BRH IV-C Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xvi) Brookfield Retail Holdings IV-D Sub II LLC (“BRH IV-D Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xvii) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xviii) BW Purchaser, LLC (“BWP”), a Delaware limited liability company;

(xix) Brookfield BPY Holdings Inc. (“CanHoldco”), a corporation formed under the laws of Ontario and a subsidiary of Holding LP;

(xx) BPY Canada Subholdings 1 ULC (“CanHoldco 1”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xxi) Brookfield Property Split Corp. (“Split Corp”), a corporation formed under the laws of British Columbia and a subsidiary of CanHoldco 1 and Holding LP;

(xxii) Brookfield BPY Retail Holdings I LLC (“BPY Holdings I”), a Delaware limited liability company and a subsidiary of BOP (defined below);

(xxiii) Brookfield BPY Retail Holdings II LLC (“BPY Holdings II”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxiv) BPY Retail III LLC (“BPY III”), a Delaware limited liability company and a subsidiary of New LLC 1;

(xxv) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xxvi) Brookfield BPY Retail Holdings III LLC (“BPY Holdings III”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

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(xxvii) BPY Retail IV LLC (“BPY IV”), a Delaware limited liability company and a subsidiary of BPY Holdings III;

(xxviii) Brookfield Office Properties Inc. (“BPO”), a corporation formed under the laws of Canada and an indirect subsidiary of CanHoldco;

(xxix) 1706065 Alberta ULC (“Alberta ULC”), an unlimited liability corporation formed under the laws of Alberta and a subsidiary of BPO;

(xxx) Brookfield Holding Limited Liability Company (“Brookfield Hold LLC”), a limited liability company formed under the laws of Hungary and a subsidiary of Alberta ULC;

(xxxi) Brookfield Properties, Inc. (“BPI”), a Delaware corporation and a subsidiary of Brookfield Hold LLC;

(xxxii) Brookfield Properties Subco LLC (“New BPI Subco”), a Delaware limited liability company and a subsidiary of BPI;

(xxxiii) BOP (US) LLC (“BOP”), a Delaware limited liability company and a subsidiary of New BPI Subco;

(xxxiv) Brookfield BPY Retail Holdings II Subco LLC (“New GGP Subco”), a Delaware limited liability company and a subsidiary of BPY Holdings II; and

(xxxv) New Brookfield BPY Retail Holdings II LLC (“New LLC 1”), a Delaware limited liability company and a subsidiary of BPY Holdings II.

Schedule XLVI to this Amendment No. 14 with respect to BPO, Schedule XLVII to this Amendment No. 14 with respect to BPI, Schedule XLVIII to this Amendment No. 14 with respect to BOP, Schedule XLIX to this Amendment No. 14 with respect to New BPI Subco, Schedule L to this Amendment No. 14 with respect to Alberta ULC, Schedule LI to this Amendment No. 14 with respect to Brookfield Hold LLC, Schedule LII to this Amendment No. 14 with respect to New GGP Subco, Schedule LIII to this Amendment No. 14 with respect to New LLC 1, Schedule LIV to this Amendment No. 14 with respect to BPG, Schedule LV to this Amendment No. 14 with respect to Brookfield, Schedule LVI to this Amendment No. 14 with respect to Partners Limited, Schedule LVII to this Amendment No. 14 with respect to BRH II Sub, Schedule LVIII to this Amendment No. 14 with respect to BRH III Sub, Schedule LIX to this Amendment No. 14 with respect to BRH IV-A Sub, Schedule LX to this Amendment No. 14 with respect to BRH IV-B Sub, Schedule LXI to this Amendment No. 14 with respect to BRH IV-C Sub, Schedule LXII to this Amendment No. 14 with respect to BRH IV-D Sub, Schedule LXIII to this Amendment No. 14 with respect to BAMPIC US, Schedule LXIV with respect to Split Corp, Schedule LXV with respect to CanHoldco, Schedule LXVI with respect to CanHoldco 1, Schedule LXVII to this Amendment No. 14 with respect to BP Partners Limited, Schedule LXVIII to this Amendment No. 14 with respect to BUSHI, Schedule LXIX to this Amendment No. 14 with respect to BHC, Schedule LXX to this Amendment No. 14 with respect to BUSC, Schedule LXXI to this Amendment No. 14 with respect to BWP, Schedule LXXII to this Amendment No. 14 with respect to BPY III, Schedule LXXIII to this Amendment No. 14 with respect to BRH VII, Schedule LXXIV to this Amendment No. 14 with respect to BPY Holdings I, Schedule LXXV to this Amendment No. 14 with respect to BPY Holdings II, Schedule LXXVI to this Amendment No. 14 with respect to BPY Holdings III, Schedule LXXVII to this Amendment No. 14 with respect to BPY IV and Schedule LXXVIII to this Amendment No. 14 with respect to BRH Warrants set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

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(b) The principal business address of each of Brookfield, Partners Limited, BHC, BUSHI, CanHoldco and CanHoldco 1 is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BPO and Split Corp is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BP Partners Limited, BPY and Holding LP is 73 Front Street, 5th Fl Hamilton HM 12 Bermuda. The principal business address of Brookfield Hold LLC is Budapest 1074, Dohany utca 12 Budapest, Hungary. The principal business address of Alberta ULC is Suite 1700, 335 8th Avenue SW, Calgary AB T2P 1C9. The principal business address of each of BUSC, BRH II Sub, BRH III Sub, BRH IV-A Sub, BRH IV-B Sub, BRH IV-C Sub, BRH IV-D Sub, BWP, BRH VII, BPY Holdings I, BPY Holdings II, BPY III, BRH Warrants, BPY Holdings III, BPY IV, BAMPIC US, BPI, New BPI Subco, BOP, New GGP Subco, BPG and New LLC 1 is Brookfield Place, 250 Vesey Street, New York, NY 10281-1021.

 Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LVIII, Schedule LIX, Schedule LX, Schedule LXI, Schedule LXII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX, Schedule LXXI, Schedule LXXII, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI, Schedule LXXVII and Schedule LXXVIII to this Amendment No. 14 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of each of Partners Limited, BHC, BUSHI, BUSC, BPG, BP Partners Limited, BPY, Holding LP, CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, BOP, New BPI Subco, New GGP Subco, New LLC 1, BPY Holdings I, BPY Holdings II, BPY III, BPY Holdings III, Split Corp and CanHoldco 1 is to serve as a holding company. The principal business of BAMPIC US is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH II Sub, BRH III Sub, BRH IV-A Sub, BRH IV-B Sub, BRH IV-C Sub, BRH IV-D Sub, BRH VII and BRH Warrants (each, an “Investment Vehicle”) and BWP and BPY IV is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

 Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LVIII, Schedule LIX, Schedule LX, Schedule LXI, Schedule LXII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX, Schedule LXXI, Schedule LXXII, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI, Schedule LXXVII and Schedule LXXVIII to this Amendment No. 14 set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule XLVI, Schedule XLVII, Schedule XLVIII, Schedule XLIX, Schedule L, Schedule LI, Schedule LII, Schedule LIII, Schedule LIV, Schedule LV, Schedule LVI, Schedule LVII, Schedule LVIII, Schedule LIX, Schedule LX, Schedule LXI, Schedule LXII, Schedule LXIII, Schedule LXIV, Schedule LXV, Schedule LXVI, Schedule LXVII, Schedule LXVIII, Schedule LXIX, Schedule LXX, Schedule LXXI, Schedule LXXII, Schedule LXXIII, Schedule LXXIV, Schedule LXXV, Schedule LXXVI, Schedule LXXVII and Schedule LXXVIII to this Amendment No. 14 set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

On July 14, 2016, Brookfield and certain entities controlled by Brookfield completed certain internal restructuring transactions involving entities beneficially owning certain shares of Common Stock and Warrants (collectively, the “Internal Restructuring Transactions”). As a result of the Internal Restructuring Transactions, the beneficial ownership of certain shares of Common Stock and Warrants by certain entities controlled by Brookfield has changed, and Item 5 of this Amendment No. 14 sets forth the beneficial ownership of the Reporting Persons following the Internal Restructuring Transactions.

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Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on July 18, 2016, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants to acquire shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 883,196,593 shares of Common Stock reported by the Company as outstanding, as of May 2, 2016, in its registration statement on Form S-3 filed with the SEC on May 23, 2016, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH VII	79,094,965	-	9.0%
BRH Warrants	-	22,706,486	2.5%
BRH II Sub	11,819,690	10,098,406	2.5%
BRH III Sub	309,013	89,361	0.05%
BRH IV-A Sub	3,909,249	1,382,401	0.6%
BRH IV-B Sub	70,975	20,621	0.01%
BRH IV-C Sub	1,344,835	469,795	0.2%
BRH IV-D Sub	1,351,700	469,795	0.2%

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAMPIC US may be deemed to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 97,900,427 shares of Common Stock and Warrants exercisable to purchase 35,236,865 shares of Common Stock, collectively representing 14.5% of the Common Stock. As direct and indirect controlling persons of BAMPIC US, each of BPG, BUSHI, BUSC, BHC and Brookfield may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock and Warrants.

BPY III is the controlling non-managing member of each Investment Vehicle. BPY III may be deemed to share voting and investment power with respect to the 97,900,427 shares of Common Stock owned by the Investment Vehicles and Warrants exercisable for 35,236,865 shares of Common Stock, representing approximately 14.5% of the shares of Common Stock. As direct and indirect controlling persons of BPY III, each of BPY Holdings II, BPY Holdings I, CanHoldco, Holding LP, BPY, BP Partners Limited, Partners Limited, Brookfield, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, CanHoldco 1, Split Corp and New LLC 1 may be deemed to share with BPY III beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on July 18, 2016, BPY Retail II LLC, a Delaware limited liability company (“BPY II”), directly held 8,670,667 shares of Common Stock, representing approximately 1.0% of the shares of Common Stock, and BPY Retail VI LLC, a Delaware limited liability company (“BPY VI”), directly held 37,191,170 shares of Common Stock, representing approximately 4.2% of the shares of Common Stock. As indirect controlling persons of BPY II and BPY VI, each of New LLC 1, BPY Holdings II, BPY Holdings I, CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, Holding LP, BPY, BP Partners Limited, Partners Limited, CanHoldco 1, Split Corp and Brookfield may be deemed to share with BPY II and BPY VI beneficial ownership of such shares of Common Stock.

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As of the close of business on July 18, 2016, Brookfield Retail Holdings V Fund B LP (“AIV B”) directly held 374,591 shares of Common Stock and warrants to acquire 107,309 shares of Common Stock, collectively representing approximately 0.05% of the shares of Common Stock, and Brookfield Holdings V Fund D LP. (“AIV D”) directly held 2,531,759 shares of Common Stock and Warrants to acquire 725,269 shares of Common Stock, representing approximately 0.37% of the shares of Common Stock. As direct and indirect controlling persons of AIV B and AIV D, each of BPG, BAMPIC US, BUSHI, BUSC, BHC, Partners Limited and Brookfield may be deemed to share with AIV B and AIV D beneficial ownership of such shares of Common Stock.

As of the close of business on July 18, 2016, BPY IV directly held 61,444,210 shares of Common Stock, representing approximately 7.0% of the shares of Common Stock, and BPY Retail V LLC, a Delaware limited liability company (“BPY V LLC”), directly held 8,670,667 shares of Common Stock, representing approximately 1.0% of the shares of Common Stock. As direct and indirect controlling persons of BPY IV and BPY V, each of BPY Holdings III, BPY Holdings I, CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, Holding LP, BPY, BP Partners Limited, Partners Limited, CanHoldco 1, Split Corp and Brookfield may be deemed to share with BPY IV and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on July 18, 2016, New GGP Subco directly held 53,000,412 shares of Common Stock, representing 6.0% of the Common Stock. As direct and indirect controlling persons of New GGP Subco, each of BPY Holdings I, CanHoldco, BPO, Alberta ULC, BPY Holdings II, Brookfield Hold LLC, BPI, New BPI Subco, BOP, Holding LP, BPY, BP Partners Limited, Partners Limited, CanHoldco 1, Split Corp and Brookfield may be deemed to share with New GGP Subco beneficial ownership of such shares of Common Stock.

As of the close of business on July 18, 2016, BPY Holdings I directly held Warrants exercisable to purchase 26,962,304 shares of Common Stock, representing 3.0% of the Common Stock. As direct and indirect controlling persons of BPY Holdings I, each of CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, Holding LP, BPY, BP Partners Limited, Partners Limited, CanHoldco 1, Split Corp and Brookfield may be deemed to share with BPY Holdings I beneficial ownership of such shares of Common Stock.

As of the close of business on July 18, 2016, BWP beneficially owned approximately 19,932,785 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 2.2% of the shares of Common Stock. As direct and indirect controlling persons of BWP, each of BPY Holdings II, BPY Holdings I, CanHoldco, BPO, Alberta ULC, Brookfield Hold LLC, BPI, New BPI Subco, BOP, Holding LP, BPY, BP Partners Limited, Partners Limited, CanHoldco 1, Split Corp and Brookfield may be deemed to share with BWP, beneficial ownership of such shares of Common Stock issuable upon exercise of such Warrants.

By virtue of the terms of the Investment Management Agreement, dated as of October 31, 2013, by and between Revere Holdings Limited (“Revere”) and BAMPIC US, BAMPIC US may be deemed to beneficially own the shares of Common Stock and Warrants owned by the Abu Dhabi Investment Authority (“ADIA”), consisting of 29,721,074 shares of Common Stock and Warrants exercisable to purchase 6,732,997 shares of Common Stock (collectively, the “ADIA Shares”), collectively representing 4.1% of the Common Stock. Revere previously transferred the Common Stock and Warrants it held to its parent, ADIA. As direct and indirect controlling persons of BAMPIC US, each of BPG, BUSHI, BUSC, BHC, Partners Limited and Brookfield may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock and Warrants.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 389,202,506 shares of Common Stock (which includes the 89,697,529 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 40.0% of the shares of Common Stock. Each of the Investment Vehicles and other Reporting Persons directly holding shares of Common Stock and/or Warrants expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and/or Warrants held by each of the other Investment Vehicles and Reporting Persons.

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By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund Board of Guardians (“Future Fund”) and/or ADIA may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor ADIA is a Reporting Person on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund and/or ADIA beneficially owns shares of Common Stock or Warrants that are not held by BRH II Sub, or in the account of ADIA subject to the Investment Management Agreement, respectively, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Except as otherwise described in Item 4 of this Amendment No. 14, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty days.

(e) Each of BPY Canada Subholdings 3 ULC, BPY Canada Subholdings 4 ULC and BPY Canada Subholdings 2 ULC ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding as of July 14, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on July 19, 2016, with respect to the joint filing of this Amendment No. 14 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 34.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 34	Joint Filing Agreement, dated as of July 19, 2016, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, Brookfield Property Partners LP, Brookfield Property L.P., Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC, Brookfield Retail Holdings IV-D Sub II LLC, BW Purchaser, LLC, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, BPY Retail III LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings Warrants LLC, Brookfield BPY Retail Holdings III LLC, BPY Retail IV LLC, Brookfield Office Properties Inc.; 1706065 Alberta ULC, Brookfield Holding Limited Liability Company, Brookfield Properties, Inc., BOP (US) LLC, Brookfield Properties Subco LLC, Brookfield BPY Retail Holdings II Subco LLC, New Brookfield BPY Retail Holdings II LLC, Brookfield Property Group LLC, BPY Canada Subholdings 1 ULC and Brookfield Property Split Corp.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ A.J. Silber
Name: A.J. Silber Title: Vice President, Legal Affairs

Dated: July 19, 2016	PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

Dated: July 19, 2016	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: July 19, 2016	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	Brookfield Property PARTNERS LP

By: Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	Brookfield Property L.P.

By: Brookfield Property Partners LP, its general partner

By: Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	BROOKFIELD BPY HOLDINGS INC.

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Secretary

Dated: July 19, 2016	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	Brookfield BPY Retail Holdings II LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	BPY Retail III LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	Brookfield Retail Holdings VII LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its manager

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	BPY RETAIL IV LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

	By:	/s/ Melissa Lang
Name: Melissa Lang
Title: Secretary

Dated: July 19, 2016	BW PURCHASER, LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	Brookfield US Holdings Inc.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

Dated: July 19, 2016	Brookfield US Corporation

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: President

Dated: July 19, 2016	BROOKFIELD BPY RETAIL HOLDINGS II SUBCO LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	NEW BROOKFIELD BPY RETAIL HOLDINGS II LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: July 19, 2016	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: July 19, 2016	1706065 ALBERTA ULC

	By:	/s/ Keith Hyde
Name: Keith Hyde
Title: Vice President, Taxation

Dated: July 19, 2016	BROOKFIELD HOLDING LIMITED LIABILITY COMPANY

	By:	/s/ Dr. László Csontos
Name: Dr. László Csontos
Title: Managing Director

	By:	/s/ Eamonn John O’Dea
Name: Eamonn John O’Dea
Title: Managing Director

Dated: July 19, 2016	BROOKFIELD PROPERTIES, INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 19, 2016	BOP (US) LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 19, 2016	BROOKFIELD PROPERTIES SUBCO LLC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Senior Vice President and Secretary

Dated: July 19, 2016	BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 19, 2016	BPY CANADA SUBHOLDINGS 1 ULC

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

Dated: July 19, 2016	BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Murray Goldfarb
Name: Murray Goldfarb
Title: Managing Partner

SCHEDULE XLVI

Brookfield Office Properties Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Lance Liebman, Director	c/o Brookfield Property Group 250 Vesey Street, 15th Floor New York, NY 10281	Corporate Director	USA

Saul Shulman, Director	Tri Continental Capital 95 St. Clair Avenue West, Suite 1403 Toronto, ON M4V 1N6	Chief Executive Officer, MLG Management Inc.	Canada

Robert Stelzl, Director	Rivas Capital, Inc. 11661 San Vicente Blvd., Suite 406 Los Angeles, CA 90049	Private real estate investor and investment manager	USA

Ricky Tang, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Jan Sucharda, Chief Executive Officer, Canada and Developing Markets, Office Division	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J2T3	Chief Executive Officer, Canada and Developing Markets, Office Division	Canada

Martin Jepson, President and Chief Operating Officer, European Commercial Operations	99 Bishopsgate London, UK EC2M 3XD	President and Chief Operating Officer, European Commercial Operations	Britain

Paul Schulman, President and Chief Operating Officer, U.S. Commercial Operations	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	President and Chief Operating Officer, U.S. Commercial Operations	USA

SCHEDULE XLVII

Brookfield Properties, Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

G. Mark Brown, Director and Global Chief Investment Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Global Chief Investment Officer	USA

Michelle L. Campbell, Director, Senior Vice President and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

Ricky Tang, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Paul Schulman, Director, President and Chief Operating Officer, U.S. Commercial Operations	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	President and Chief Operating Officer, U.S. Commercial Operations	USA

Edward F. Beisner, Senior Vice President and Controller	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Controller	USA

SCHEDULE XLVIII

BOP (US) LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Manager	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

G. Mark Brown, Manager and Global Chief Investment Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Global Chief Investment Officer	USA

Ricky Tang, Manager	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Paul Schulman, Manager, President and Chief Operating Officer, U.S. Commercial Operations	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	President and Chief Operating Officer, U.S. Commercial Operations	USA

Edward F. Beisner, Senior Vice President and Controller	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Controller	USA

SCHEDULE XLIX

Brookfield Properties Subco LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

G. Mark Brown, Director and Global Chief Investment Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Global Chief Investment Officer	USA

Michelle L. Campbell, Director, Senior Vice President and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

Ricky Tang, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Paul Schulman, Director, President and Chief Operating Officer, U.S. Commercial Operations	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	President and Chief Operating Officer, U.S. Commercial Operations	USA

Edward F. Beisner, Senior Vice President and Controller	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Controller	USA

SCHEDULE L

1706065 Alberta ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Ricky Tang, Director, President and Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Michelle L. Campbell, Director, Senior Vice President and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

Keith Hyde, Director and Vice President, Taxation	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J2T3	Vice President, Taxation	Canada

Ian Parker, Director	335-8th Avenue SW, Suite 1700 Calgary, AB T2P 1C9	Chief Operating Officer, Canada Commercial Operations	Canada

Jan Sucharda, Director	Brookfield Place 181 Bay Street, Suite 330 Toronto, Ontario M5J2T3	Chief Executive Officer, Canada and Developing Markets, Office Division	Canada

SCHEDULE LI

Brookfield Holding Limited Liability Company

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Dr. László Csontos, Managing Director	Budapest 1074 Dohany utca 12 Budapest, Hungary	Managing Director	Hungary

Eamonn John O’Dea, Managing Director	Budapest 1074 Dohany utca 12 Budapest, Hungary	Managing Director	Ireland

Keith Hyde, Managing Director	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J2T3	Vice President, Taxation	Canada

SCHEDULE LII

Brookfield BPY Retail Holdings II Subco LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services Brookfield Bermuda	Britain

SCHEDULE LIII

New Brookfield BPY Retail Holdings II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street, 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services Brookfield Bermuda	Britain

SCHEDULE LIV

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

Murray Goldfarb, Director and Managing Partner	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

John Stinebaugh, Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

SCHEDULE LV

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	2300 Meadowvale Blvd. Mississauga, ON L5N 5P9	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Director and Senior Managing Partner	Suite 300 Brookfield Place, 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Angela R. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260	President and Founder, The Braly Group, LLC	USA.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Corporate Director	Canada

Marcel R. Coutu, Director	335 – 8th Ave. S.W. Suite 1700 Calgary, AB T2P 1C9	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Past Chairman of Brookfield	Canada

Maureen V. Kempston Darkes, Director	c/o 21 Burkebrook Place Apt. 712 Toronto, ON M4G 0A2	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Chairman, Halmont Properties Corp.	Canada

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, ON M4W 1G9	Co-Founder, Director and Vice Chairman of Rogers Communications Inc.	Canada

Frank J. McKenna, Director	TD Bank Group P.O. Box 1, TD Centre 66 Wellington St. W. 4th Floor, TD Tower Toronto, ON M5K 1A2	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927 Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and USA

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre 66 Wellington St. W. 4th Floor, TD Tower Toronto, ON M5K 1A2 Frontier Economics Limited 71 High Holborn London, UK WC1V 6DA	Chairman, Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	168 Robinson Road #37 – 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Diana L. Taylor, Director	Solera Capital L.L.C. 625 Madison Avenue, 3rd Floor New York, NY 10022	Vice Chair, Solera Capital LLC	USA

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Senior Managing Partner	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Samuel J.B. Pollock, Senior Managing Partner	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

George S. Taylor, Director	c/o R.R. #3 4675 Line 3 St. Marys, ON N4X 1C6	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE LVI

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Corporate Director	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Suite 300 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP Suite 210 Brookfield Place 181 Bay Street Toronto, ON M5J 2T3	President and Chief Executive Officer, PVI Management Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Chairman, Brookfield Funds	Canada

Tony Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Accountant, Brookfield	Canada

SCHEDULE LVII

Brookfield Retail Holdings II Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LVIII

Brookfield Retail Holdings III Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LIX

Brookfield Retail Holdings IV-A Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LX

Brookfield Retail Holdings IV-B Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LXI

Brookfield Retail Holdings IV-C Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LXII

Brookfield Retail Holdings IV-D Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LXIII

Brookfield Asset Management Private Institutional Capital Adviser US, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LXIV

Brookfield Property Split Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Lance Liebman, Director	c/o Brookfield Property Group 250 Vesey Street, 15th Floor New York, NY 10281	Corporate Director	USA

Saul Shulman, Director	Tri Continental Capital 95 St. Clair Avenue West, Suite 1403, Toronto, ON M4V 1N6	Chief Executive Officer, MLG Management Inc.	Canada

Robert Stelzl, Director	Rivas Capital, Inc. 11661 San Vicente Blvd., Suite 406 Los Angeles, CA 90049	Private real estate investor and investment manager	USA

Ricky Tang, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

Michelle L. Campbell, Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

SCHEDULE LXV

Brookfield BPY Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Michelle L. Campbell, Director, Senior Vice President and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

Keith Hyde, Director and Vice President	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J 2T3	Vice President, Taxation	Canada

Jan Sucharda, Director and President	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J 2T3	Chief Executive Officer, Canada and Developing Markets, Office Division	Canada

SCHEDULE LXVI

BPY Canada Subholdings 1 ULC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jan Sucharda, Director and President	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J 2T3	Chief Executive Officer, Canada and Developing Markets, Office Division	Canada

Michelle L. Campbell, Director, Senior Vice President and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President and Secretary	Canada

Keith Hyde, Director and Vice President	Brookfield Place 181 Bay Street, Suite 330 Toronto, ON M5J 2T3	Vice President, Taxation	Canada

SCHEDULE LXVII

Brookfield Property Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Jeffrey M. Blidner, Director	Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Senior Managing Partner	Canada

Dr. Soon Young Chang, Director	Gate Village #7 6th Floor, DIFC, Dubai UAE	Director, Dubai World Senior Advisor, Investment Corporation of Dubai	United Arab Emirates

Omar Carneiro da Cunha, Director	AV Visconde De Albuquerque 999 Rio de Janeiro, Brazil 22450-001	Senior Partner, Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes	Brazil

Stephen DeNardo, Director	RiverOak Investment Corp., LLC 1 Atlantic Street, Suite 703 Stamford¸ CT 06901	Managing Director, President and Chief Executive Officer, RiverOak Investment Corp., LLC	USA

Lou Maroun, Director	Waterloo House 100 Pitt’s Bay Road, Suite 2 Pembroke HM 08 Bermuda	Chairman, Sigma Real Estate Advisors and Sigma Capital Corporation	Canada

Lars Rodert, Director	Dreve Richelle 161 Bat D 1410 Waterloo Belgium	Founder and Chief Executive Officer, ӦstVӓst Capital Management	Canada and Sweden

Lisa Shalett, Director	5 Lincoln Woods Purchase, NY 10577	Director	USA

José Ramon Valente, Director	El Golf 99, Of. 1201 Las Condes Santiago, Chile South America	Partner and Executive Director, ECONSULT	Chile

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor Hamilton HM 12 Bermuda	President, Brookfield Infrastructure Partners Limited	Canada

Gregory Noel McConnie, Vice President	Cedar Court, 2nd Floor Wildey Business Park Wildey, St. Michael Barbados	President and CEO, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street Hamilton HM 12 Bermuda	Manager - Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXVIII

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Derek Gorgi, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice-President, Finance	Canada

Aleks Novakovic, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner	Canada

Arin Jonathan Silber, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice-President, Legal Affairs	Canada

Rami El Jurdi, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada

SCHEDULE LXIX

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Derek Gorgi, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Vice-President, Finance	Canada

Aleks Novakovic, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Partner	Canada

Arin Jonathan Silber, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice-President, Legal Affairs	Canada

Rami El Jurdi, Director and Vice-President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada

SCHEDULE LXX

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, Director and President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Jordan Kolar, Director and Vice-President	Brookfield Place, 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice-President, Taxation	USA

Josh Zinn, Director and Vice-President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice-President	USA

Rami El Jurdi, Director and Secretary	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada

SCHEDULE LXXI

BW Purchaser, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXII

BPY Retail III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXIII

Brookfield Retail Holdings VII LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

This entity is member managed by Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”)

The information set out below relates to the Officers and Directors of BAMPIC US.

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada

SCHEDULE LXXIV

Brookfield BPY Retail Holdings I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXV

Brookfield BPY Retail Holdings II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXVI

Brookfield BPY Retail Holdings III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXVII

BPY Retail IV LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Terry V. Gittens, Manager and President	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	Chief Financial Officer, Brookfield International Bank Inc.	Barbados

Gregory N. McConnie, Manager and Deputy Chairman	Wildey Business Park, 2nd Floor Wildey St. Michael, BB 14006 Barbados	President and Chief Executive Officer, Brookfield International Bank Inc.	Barbados

Jane Sheere, Secretary	73 Front Street 5th Floor Hamilton, Bermuda HM 12	Manager – Corporate Services, Brookfield Bermuda	Britain

SCHEDULE LXXVIII

Brookfield Retail Holdings Warrants LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

This entity is member managed by Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”)

The information set out below relates to the Officers and Directors of BAMPIC US.

Richard B. Clark, Director and Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner and Chairman	USA

Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Managing Partner	Canada

John Stinebaugh, Director and Chief Operating Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner	USA

Bryan Davis, Chief Financial Officer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Chief Financial Officer	Canada